Park-Ohio Holdings Corp.

6065 Parkland Blvd.

Cleveland, Ohio 44124

November 23, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	John Cash, Accounting Branch Chief
Dale Welcome
Anne McConnell

Re:	Park-Ohio Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 8, 2011

File No. 0-03134

Park-Ohio Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 8, 2011

File No. 333-43005-01

Ladies and Gentlemen:

Park-Ohio Holdings Corp. (“Holdings”) and Park-Ohio Industries, Inc. (“Industries”), Ohio corporations (collectively, the “Company” or “we”), are submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 19, 2011, with respect to the Company’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2010, filed with the Commission on March 8, 2011.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before its corresponding response.

Park-Ohio Holdings Corp. – Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 27

Note F – Financing Arrangements, page 43

1.	We note your response to prior comment six in our letter dated September 9, 2011. Please more fully explain to us why you believe it was appropriate for Industries to record a gain on the extinguishment of debt with its parent based on the provisions of ASC 470-50-40-2.

Securities and Exchange Commission

November 23, 2011

Response:

We believe it was appropriate for Industries to record a gain on the extinguishment of debt in accordance with provisions of ASC 470-50-40-2 because Industries’ wholly-owned foreign subsidiary purchased $11.0 million aggregate principal amount of Industries’ 8.375% Senior Subordinated Notes, due 2014 (the “Notes”), from Holdings for $4.7 million. As a result of this transaction, actual cash payments were made to Holdings for the Notes by Industries’ wholly-owned subsidiary, which held the Notes until they were repurchased in April 2011. Intercompany accounts were not affected by this transaction.

Note N – Supplemental Guarantor Information, page 22

2.	We note your response to prior comment ten in our letter dated September 9, 2011. Please provide us your assessment, under SAB No. 99, for determining not to revise prior exchange act filings to correct the financial statements you provided pursuant to Rule 3-10 of Regulation S-X.

Response:

Industries has made appropriate adjustments to properly present supplemental guarantor information for 2011 and comparative 2010 information in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Commission on November 14, 2011. In addition, Industries has made the following disclosure in the supplemental guarantor footnote in such Quarterly Report to fully disclose the nature of adjustments made:

“Certain comparative amounts in the accompanying supplemental condensed consolidated financial statements as of December 31, 2010 and for the three-month and nine-month periods ended September 30, 2010 have been reclassified to conform to the current year presentation and to properly present the Parent’s investment and earnings in subsidiaries. These classification adjustments did not affect the Company’s previously reported interim or annual consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders’ equity or consolidated statements of cash flows.”

Industries will make similar adjustments and disclosures in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, to be filed with the Commission in March 2012.

Industries proposes to make the necessary adjustments and related disclosures to the supplemental guarantor information for its 8.125% Senior Notes, due 2021 (the “Senior Notes”), for all periods presented in all future filings based on the following:

•	all of the consolidated amounts in the supplemental guarantor footnote for all previous filings are properly stated;

Securities and Exchange Commission

November 23, 2011

•

as more fully disclosed in Industries’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, all outstanding Notes were repurchased by Industries in April 2011 and all existing Noteholders were fully paid;

•	Industries believes that the previous Noteholders did not participate in the April 2011 issuance of the Senior Notes in a significant manner;

•	the reclassification adjustments do not cause a change in earnings trend or an income to become a loss, or vice versa; and

•	the reclassification adjustments do not affect Industries’ compliance with loan covenants or other contractual requirements.

3.	We note your response to prior comment 11 in our letter dated September 9,2011. Please provide us a more comprehensive and specific explanation of the reasons for, and changes in, the parent’s operating assets and liabilities that resulted in the parent generating positive operating cash flow. Please also explain to us your basis for including changes in inter-company accounts in operating cash flows rather than in financing cash flows.

Response:

In the supplemental guarantor information footnote, Industries has reclassified the inter-company account changes from net cash provided (used) by operations to cash flow from financing activities in its condensed consolidating statement of cash flows for the nine months ended September 30, 2011 and 2010 in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Commission on November 14, 2011. Industries will make the same reclassification adjustment to all periods presented in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, to be filed with the Commission in March 2012.

*            *             *

In connection with the above responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 23, 2011

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 440-947-2204 or by facsimile at 440-947-2299.

Sincerely,

/s/ Jeffrey L. Rutherford
Jeffrey L. Rutherford Vice President and Chief Financial Officer